UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  April xx, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 4 dated April xx, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

April xx, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 4, 2005
April xx, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

BLACKDOME EXPLORATION STUDY RELEASED

J-Pacific Gold Inc. (J-Pacific) is pleased to announce that the Blackdome Gold Mine exploration study by Roscoe Postle Associates inc. (RPA) has been completed. In April 2004, J-Pacific contracted RPA to develop a comprehensive exploration plan for the Blackdome project. The study included the collection, compilation and synthesis of the historic Blackdome exploration and production data into a digital GIS database to facilitate review and ongoing exploration work. RPA's technical report on the Blackdome project has been filed with SEDAR and is available at J- Pacific's website (www.jpgold.com).

Roscoe Postle Associates Inc. is an independent firm of geological and mining consultants with offices in Toronto and Vancouver. RPA consulting geological engineer, David Rennie, P. Eng., who was contracted for the Blackdome Project, has extensive experience at the Blackdome Mine and was a member of its technical staff for 5 years, three years of which, he was Chief Geologist/Chief Engineer.

Background

The Blackdome Gold Mine is located in the Clinton Mining District of British Columbia approximately 250 kilometres (155 miles) north of Vancouver and 70 kilometres (45 miles) west northwest of the town of Clinton. Including the Blackdome South claims, the property consists of 36 mineral claims, 10 crown granted mineral claims, and two mining leases totaling in excess of 16,800 hectares. The property has a modern, well-maintained flotation and gravity mill with a current capacity of 200 tons per day. All of the project's mining permits are in good standing.

Blackdome commenced production in 1986 at a rate of 250 tons per day, which was increased shortly after start-up to 300 tons per day and ran continuously until January 1991. The Mineral Reserves were exhausted by 1991, and the mine was closed. Claimstaker Resources (now J- Pacific) re-opened the mine in 1998 but closed it the following year. Production for the period 1986 to 1991 totaled 7,213.7 kg (231,926 oz) Au and 25,589.2 kg (822,712 oz) Ag from 336 Kt milled at an average recovered grade of 0.63 oz Au/t and 2.22 oz Ag/t.

RPA compiled much of the geological information for the property into computer databases in order to support future exploration programs. J-Pacific personnel entered the drilling data into a Gemcom database, which RPA used to construct 3D solid models of the vein systems. RPA also supervised the scanning and compilation of the surface geological mapping into a GIS database. These solid models and databases provide substantial assistance in developing exploration targets.

From its study, RPA concluded that the Blackdome project is highly prospective for high-grade Au-Ag mineralization. A review of the geological data has resulted in the identification of three priority target areas, and it was recommended that these targets be investigated by sampling, geological mapping, trenching and diamond drilling.

Exploration Targets

The initial target recommended by RPA is a projected deep intersection of the No. 1 and No. 2 Veins at an estimated elevation of 1,800 to 1,850 metres above sea level. These veins were the principal producing structures of the mine, which merge in the central part of the mine workings. RPA proposes two phases of drilling. Phase I would test the projected zone of intersection at 25 metre intervals down to an elevation of 1,850 metres above sea level, and estimates that the program will require 21 holes totalling 4,800 metres of drilling. If successful, an additional 7,500 metres of drilling would be proposed for a Phase II program to trace the mineralization upward to the present limit of drilling or development.

The second target is the southerly extension of the No. 1 Vein system, which has been interpreted by SRK Consulting to be cut by the A Fault at a point where the No. 1 Vein curves eastwardly to an approximate 000 degree strike. The A Fault has been traced for 1,500 metres through stratigraphic relationships and the projection of drill intercepts. The zone has been covered by soil sampling and prospecting, and RPA recommends detailed evaluation of these data to define the location of the A Fault and the NE-SW striking structures south of which could represent the extension of the ore bearing No. 1 Vein. With success, RPA recommends a Phase I surface program of prospecting, sampling and trenching, followed by a Phase II drilling program of 3,000 metres.

The third target identified is the northerly extension of the No. 1 Vein under the basalt cap of Blackdome Mountain and which emerges as the No. 17 Vein on its northeast side. A strike length of approximately 900 metres of the important No. 1/No. 17 Vein structure is untested. RPA recommends drill testing this area with an estimated 32 holes totaling 3,000 metres on sections spaced at 50 metres. With success, RPA has recommended a Phase II drilling program of similar magnitude to additionally define the mineralization.

Exploration Plans

J-Pacific has commenced the development of a detailed exploration plan and budget based on RPA's Phase I recommendations. The Phase I drilling of the intersection target of the No. 1 and No. 2 Veins, and the northerly extension of the No. 1 Vein are planned to begin in the late fall of 2005, subject to available financing. J-Pacific views the Blackdome Gold Mine as a long-term asset with significant exploration potential, which could provide the additional gold resources needed to proceed to a feasibility study, as a precursor to future production.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.